

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68627

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montage Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 W. 115th Street, Suite 100
(No. and Street)

Leawood (City) KS (State) 66211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenna Valentine 913-647-9724
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

700 Milam Street, Suite 300 (Address) Houston (City) Texas (State) 77002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5/13

OATH OR AFFIRMATION

I, Kenna Valentine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montage Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Notary Public



SHERRI LYNN HAZELL
Notary Public
State of Kansas
My Commission Expires 11/9/2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission with Report of Independent Registered Public Accounting Firm

Montage Securities, LLC

December 31, 2012 and 2011

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Montage Securities, LLC

We have audited the accompanying financial statements of Montage Securities, LLC (a Delaware limited liability company) (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in member's' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montage Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Houston, Texas
February 21, 2013

FINANCIAL STATEMENTS

Montage Securities, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash and cash equivalents	$ 626,756	$ 959,823
Deposit with clearing broker	75,000	75,000
Receivables from non-customers	28,477	8,320
Receivable from affiliates	576,815	240,333
Other assets	97,028	39,889
Equipment, net	12,504	6,319
Total assets	$ 1,416,580	$ 1,329,684
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 63,155	$ 17,440
Payable to clearing broker	-	3,474
Commissions payable	377,657	234,957
Payable to affiliates	-	135,500
Due to parent	9,872	62,810
Total liabilities	450,684	454,181
Commitments and contingencies (Note G)		
Member's Equity	965,896	875,503
Total liabilities and member's equity	$ 1,416,580	$ 1,329,684

The accompanying notes are an integral part of these financial statements.

Montage Securities, LLC
STATEMENTS OF INCOME
For the years ended December 31, 2012 and 2011

	2012	2011
Revenues		
Commission income	$ 1,002,980	$ 18,403
Interest income	333	35
Marketing service revenue	1,665,712	895,562
Solicitor revenue	725,000	500,000
Other revenue	14,253	1,246
Total revenues	3,408,278	1,415,246
Expenses		
Registered representatives' commissions	1,611,981	234,957
Payroll and benefits	808,397	353,615
Operating expense paid to affiliate	15,000	37,500
Clearance fees	52,013	13,236
Regulatory fees and expenses	86,726	75,612
Technology, data and communication expense	11,320	4,086
Research expense	50,261	7,925
Travel and entertainment expense	61,617	69,059
Professional service expense	43,034	26,894
Litigation expense	1,712	261
Occupancy and equipment expense	22,068	-
Other expenses	73,756	11,426
Total expenses	2,837,885	834,571
NET INCOME	$ 570,393	$ 580,675

The accompanying notes are an integral part of these financial statements.

Montage Securities, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the years ended December 31, 2012 and 2011

	Capital contributed	Retained earnings	Total
Balance, January 1, 2011	$ 138,600	$ (15,985)	$ 122,615
Capital contributed	522,213	-	522,213
Distributions paid	-	(350,000)	(350,000)
Net income	-	580,675	580,675
Balance, December 31, 2011	$ 660,813	$ 214,690	$ 875,503
Distributions paid	-	(480,000)	(480,000)
Net income	-	570,393	570,393
Balance, December 31, 2012	$ 660,813	$ 305,083	$ 965,896

The accompanying notes are an integral part of these financial statements.

Montage Securities, LLC

STATEMENTS OF CASH FLOWS

For the year ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities		
Net income	$ 570,393	$ 580,675
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation expense	3,452	181
Change in assets and liabilities		
Deposit with clearing broker	-	(75,000)
Receivables from non-customers	(20,157)	(8,320)
Receivable from affiliates	(336,482)	(240,333)
Other assets	(57,139)	(38,177)
Accounts payable and accrued expenses	42,241	20,914
Commissions payable	142,700	234,957
Net payable to affiliates	(135,500)	135,500
Due to parent	(52,938)	62,810
Net cash provided by operating activities	156,570	673,207
Cash flows from investing activities		
Purchases of property and equipment	(9,637)	(6,500)
Net cash used in investing activities	(9,637)	(6,500)
Cash flows from financing activities		
Capital contributions from member	-	522,213
Distributions paid to member	(480,000)	(350,000)
Net cash (used in) provided by financing activities	(480,000)	172,213
Net (decrease) increase in cash and cash equivalents	(333,067)	838,920
Cash and cash equivalents at beginning of year	959,823	120,903
Cash and cash equivalents at end of year	$ 626,756	$ 959,823

The accompanying notes are an integral part of these financial statements.

Montage Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Montage Securities, LLC ("the Company") is a wholly owned subsidiary of Mariner Holdings, LLC ("the Parent"). Montage Securities, LLC ("the Company") is an SEC registered broker-dealer and FINRA member firm. It is registered with the SEC under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers be handled by a clearing broker-dealer. The Company is incorporated in the state of Delaware. The Company's customers are located throughout the United States.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in the financial statements. Certain prior year amounts in the financial statements have been reclassified to conform with the current year's presentation.

1. *Use of Estimates in Preparation of Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. *Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand and short-term investments. The Company considers all demand deposits and highly liquid investments with original or remaining maturities of 90 days or less to be cash equivalents. Deposit with clearing broker represents cash held for the benefit of the clearing broker as required under the clearing agreement.

3. *Equipment*

Equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Depreciation expense for the years ended December 31, 2012 and 2011 totaled $3,452 and $181, respectively.

4. *Revenue Recognition*

Commission income

Security transactions (and related commission revenue and expense) are recorded on a trade date basis. Securities commissions related to the service and maintenance of accounts held by product sponsors are recognized as income when earned.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

4. *Revenue Recognition – Continued*

Networking Agreement commission income

The Company recognizes commission revenue on insurance contracts as earned over the period in which services are rendered. The Company earns this revenue by providing support services in conjunction with the sale of insurance contracts with securities in accordance with the Networking Agreement described in Note D.

Marketing service revenue

The Company recognizes marketing service revenue as earned over the period in which services are rendered. The Company charges the fund advisors quarterly based upon average daily net assets under management in accordance with the Marketing Service Agreements described in Note D.

Solicitor revenue

The Company recognizes solicitor revenue as earned over the period in which services are rendered. The Company earns this revenue by providing marketing support services in conjunction with the IPO's of new closed end funds, as further described in Note D.

Accounts Receivable

The Company's accounts receivable are balances due from non-customers and affiliates for products, services, and solutions provided. Accounts receivable are generally due upon receipt. Account balances outstanding longer than the contractual payment terms are considered past due. The Company reviews its aged receivables by considering several factors, including the aging of the past due balance. The Company records an allowance for any balances that are deemed to be uncollectible. As of December 31, 2012 and 2011, there was no allowance recorded in the financial statements.

5. *Income Taxes*

The Company is a single member limited liability company and thus is considered a disregarded entity for Federal income tax purposes. As such, the results of operations of the Company are included in the Federal income tax returns of the individual member and, accordingly, no provision or credit for Federal income taxes is recorded in the accompanying financial statements. The Company's tax returns and the amount of allocable income or loss are subject to examination by taxing authorities. If such examinations result in changes to income or loss, the tax liability of the member could be changed accordingly.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

5. *Income Taxes – Continued*

As required by the uncertain tax position guidance in Accounting Standard Codification (ASC) 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. All interest and penalties related to income tax are charged to general and administrative expense. All tax positions taken related to the Company, for which the statute of limitations remained open, have been reviewed and management is of the opinion that material positions taken by the Company would more likely than not be sustained by examination. Accordingly, the Company has not recorded an income tax liability for uncertain tax positions. The Company files state franchise tax returns, which remain open for examination for the previous five year period.

NOTE C - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of approximately $243,646 which was $193,646 in excess of its required capital of $50,000, and the Company's ratio of aggregate indebtedness to net capital was 1.85 to 1. At December 31, 2011, the Company had net capital of approximately $563,689 which was $513,689 in excess of its required capital of $50,000, and the Company's ratio of aggregate indebtedness to net capital was .81 to 1. The SEC permits a ratio of aggregate indebtedness to net capital no greater than 15 to 1.

NOTE D - RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous.

Operating costs and expenses as outlined in a Shared Services Agreement are incurred by Mariner Holdings, LLC, the Parent. The Company paid the parent $476,991 and $209,493 during the years ended December 31, 2012 and 2011, respectively. As of December 31, 2012 and 2011, $9,872 and $62,810 respectively was accrued for those operating costs and expenses. Costs are allocated based on actual usage as well as a general allocation of overhead.

NOTE D - RELATED PARTY TRANSACTIONS - Continued

Marketing service revenue includes $1,018,796 and $895,562 for the years ended December 31, 2012 and 2011, respectively, paid by Tortoise Capital Advisors, LLC, an affiliated company, for a Marketing Services Agreement in which the Company is to provide aftermarket support services for each registered fund of the affiliate. The Marketing Service fee is paid quarterly. As of December 31, 2012 and 2011, respectively, $270,879 and $231,030 is included in the affiliate receivable for these fees. The Marketing Services Agreement is in place through December 31, 2014. The Company outsources the aftermarket support services to the wholesalers of Montage Investments, LLC, an affiliated company, from the time they are registered with the Company. The total cost associated with the market support service totaled $366,157 and $135,500, of which $0 and $135,500 is included in the payable to affiliate as of December 31, 2012 and 2011 respectively.

Also included in marketing service revenue is $646,916 and $9,303 for the years ended December 31, 2012 and 2011, respectively, paid quarterly from affiliate companies for sales generated by the registered representatives of the Company, the "fee". The fee is calculated as a percentage of the net revenue received by the managing affiliates from the registered funds. As of December 31, 2012 and 2011, $273,186 and $9,303 is included in the affiliate receivable for these fees, respectively.

Solicitor revenue includes $725,000 and $500,000 for 2012 and 2011 respectively paid from Tortoise Capital Advisors, LLC for the IPO's of new closed end funds. The fee is equal to 20 bps of the public offering price total. Costs associated with the IPO's included in the Company financials are commissions and travel and entertainment expenses of approximately $500,000 and $350,000 for 2012 and 2011 respectively.

Commission income includes $32,751 and $0 for the years ended December 31, 2012 and 2011, respectively, paid from an affiliated insurance broker. As of December 31, 2012, $32,751 is included in receivables from affiliate companies. The commission income is being paid in accordance with the Networking Services Agreement for insurance contracts which are considered securities and must run through a broker/dealer registered with the Securities Exchange Commission.

NOTE E - OTHER ASSETS

At December 31, 2012 and 2011, other assets are primarily composed of prepaid FINRA expenses of $72,615 and $38,003, respectively. The remaining balance in other assets is comprised of various other prepaid expenses.

NOTE F - CONCENTRATION RISK

At December 31, 2012 and 2011, and at various other times during the years, cash balances held at financial institutions may be in excess of federally insured limits of $250,000. Non-interest bearing accounts are not subject to the FDIC limits and are fully insured until December 2013. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, mutual fund companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of its counterparties. A counterparty of particular significance is National Financial Services, LLC, who serves as the Company's clearing broker. The Company does not believe it is exposed to any significant counterparty credit risk.

NOTE G - COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2012 and 2011, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE H - SUBSEQUENT EVENTS

The Company evaluated the financial statements for subsequent events through February 21, 2013, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Montage Securities, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2012 and 2011

	2012	2011
COMPUTATION OF NET CAPITAL		
Total member's equity qualified for net capital	$ 965,896	$ 875,503
Add: Other allowable credits	-	-
Total capital and allowable credits	965,896	875,503
Less: Nonallowable assets		
Other assets - less marketable securities and nonmarketable investments	97,028	39,889
Fixed assets	12,504	6,319
Receivable from affiliate, 12b-1, and receivables in excess of 30 days	596,224	248,653
Total nonallowable assets	705,756	294,861
Net capital before haircuts on securities positions	260,140	580,642
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3(f)		
Other securities	16,494	16,953
Net capital	$ 243,646	$ 563,689
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$ 63,155	$ 20,914
Commissions payable	377,657	234,957
Payable to affiliate, gross	9,872	198,310
	$ 450,684	$ 454,181

Montage Securities, LLC

SCHEDULE I - CONTINUED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2012 and 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	2012	2011
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 30,046	$ 30,279
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000	$ 50,000
Net capital in excess of required minimum	$ 193,646	$ 513,689
Excess net capital, less greater of 10% of AI or 120% of minimum net capital	$ 183,656	$ 503,689
Ratio: Aggregate indebtedness (AI) to net capital	1.85 to 1	.81 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its Form X-17A-5 Part II dated January 22, 2013, and the computation contained herein.

Montage Securities, LLC

SCHEDULE II

OTHER REQUIRED INFORMATION

As of December 31, 2012 and 2011

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Grant Thornton LLP
700 Milam Street, Suite 300Houston, TX 77002
T 832.476.3600
F 713.655.8741
www.GrantThornton.com

To the Member of
Montage Securities, LLC

In planning and performing our audit of the financial statements of Montage Securities, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Houston, Texas
February 21, 2013

Schedule of Assessments and Payments to the Securities Investor Protection Corporatoin ("SIPC") And Report of Independent Registered Public Accounting Firm

Montage Securities, LLC

For the year ended December 31, 2012



Grant Thornton LLP
333 Clay Street, 27th Floor
Houston, TX 77002-4168

T 832.476.3600
F 713.655.8741
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Montage Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by XYZ Standard Stockbrokerage Co., Inc. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers , noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Houston, Texas
February, 21, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068627 FINRA DEC
MONTAGE SECURITES LLC 17*17
4200 W 115TH ST STE 100
LEAWOOD KS 66211-2729

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5,963
   B. Less payment made with SIPC-6 filed (exclude interest) (1,547)
      7/25/2012
      Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 4,416
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 4,416
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 4,416
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Montage Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 28 day of January, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,408,278

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,023,077

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 116

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 1,023,193

2d. SIPC Net Operating Revenues $ 2,385,085

2e. General Assessment @ .0025 $ 5,963

(to page 1, line 2.A.)